Exhibit 1

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley L. Radoff Director*
Rose Radoff Director and Secretary^	Director and Secretary	2727 Kirby Drive, Unit 29L Houston, Texas 77098	United States
Russell Radoff Director	Medical Doctor	Medical Clinic of Houston, L.L.P. 1701 Sunset Boulevard Houston, Texas 77005	United States

* Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by the Schedule 13D is set forth therein.

^ The Reporting Persons have been advised that Ms. Radoff directly beneficially owns 150,000 Shares, constituting approximately 0.2% of the Shares outstanding. Such Shares were purchased with personal funds and have an aggregate purchase price of $499,552, including brokerage commissions. Ms. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by her. Ms. Radoff has not entered into any transactions in the securities of the Issuer during the past 60 days.